CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

DATE OF BOARD MEETING

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) hereby announces that a meeting of the Board will be held on Monday, 17 November 2008 at 2:30 p.m. for the purpose of, inter alia, approving the annual results of the Company and its subsidiaries for the year ended 31 August 2008 and its publication and considering recommendation for payment of a final dividend (if any).

By order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 3 November 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.